2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Toll Free 1-800-667-1870 Telephone (604) 685-1870 Facsimile (604) 685-6550 Email: corporate@pfncapital.com Website: www.pfncapital.com

September 25, 2008

VIA COURIER

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Ms. Jill Davis

Dear Ms. Davis:

Re:

Form 20F for Pacific North West Capital Corp. File No. 0-29928

Further to your letter dated September 4, 2008 and our letter dated September 5, 2008, we provide the following comments:

1.

The Company has revised its US GAAP adjustment to write-off $3,653,364 of mineral exploration costs for the year ended April 30, 2008.  This amount includes a total of $561,548 recorded as acquisition costs under Canadian GAAP that should be expensed under US GAAP on the basis that such amounts relate to staking which are defined as exploration costs in EITF 04-2.  This amount excludes $173,650 in acquisition costs as defined in the US GAAP.  Please Appendix I attached hereto.

2.

The Company’s assessment of internal control over financial reporting as of April 30, 2008 is detailed in attached Appendix II.

3.

The Company has revised its disclosure controls and procedures and its internal control over financial reporting in attached Appendix II.

4.

We confirm that the inclusion of the chief executive officer and chief financial officer’s titles in the introductory paragraphs of our certificates was not intended to limit the capacity in which such individuals provided the certifications.  We have eliminated the reference to these title’s in attached Appendix III.

5.

We have amended the certifications pursuant to Item 19 instructions of Form 20-F.  Please refer to attached Appendix III.

6.

We feel we have addressed your comments noted in number 6 of your letter dated September 4, 2008.  Please refer to attached Appendix IV, pages 1-13.

7.

We feel we have addressed your comments noted in number 7 of your letter dated September 4, 2008.  Please refer to attached Appendix IV, page 14-15.

8.

We have removed the disclosure regarding the mineral reserve as you have requested.  Please refer to attached Appendix IV, page 16.

9.

We have removed the references of “up to” in the South Renfrew section and have added a subsequent note to the Labrador Nickel Project as subsequent to year-end the Company allowed these claims to lapse.  We feel we have addressed your remaining concerns in these sections.  Please refer to attached Appendix IV pages 15 and 17.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing of its Form 20-F.  We also acknowledge staff comments received do not foreclose the Commission from taking action with respect to the filing and the Company further acknowledges that we may not use staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be satisfactory, however, if you have any questions please contact our office at the numbers above.

Yours truly,

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

President & CEO

cc:  James Stafford Inc., Chartered Accountants

John Cannarella

Ken Schuler

Appendix I

Draft Effect of Capitalizing $173,650 in Acquisition Costs under US GAAP

Note 12.

Difference Between Canadian and United States GAAP

g)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2008 (As restated)	2007	2006 (As restated)
Loss for the year as reported	$(883,378)	$(1,230,764)	$(1,344,822)
Write-off of mineral exploration costs (Note 12a)	(3,653,364)	(723,334)	(736,035)
Future tax recovery (Note 12c)	(402,520)	(302,986)	(387,649)
Loss for the year in accordance with US GAAP	$(4,939,262)	$(2,257,084)	$(2,468,506)
Unrealized gain (loss) on available-for-sale securities (Note 12d)	$(488,215)	$219,367	$226,072
Comprehensive loss for the years under US GAAP	$(5,427,477)	$(2,037,717)	$(2,242,434)
Loss per share for the year in accordance with US GAAP	$(0.09)	$(0.06)	$(0.07)
Comprehensive loss per share in accordance with US GAAP	$(0.10)	$(0.05)	$(0.06)

h)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2008 (As restated)	2007	2006 (As restated)
Deficit as reported	$(11,881,102)	$(10,997,724)	$(9,766,960)
Flow-through discount (Note 12c)	127,890	127,890	127,890
Write-off of mineral exploration costs (Note 12a)	(6,449,081)	(2,795,717)	(2,072,383)
Future tax recovery (Note 12c)	(1,093,155)	(690,635)	(387,649)
Deficit in accordance with US GAAP	$(19,295,448)	$(14,356,186)	$(12,099,102)

Note 13.

Restatement of Financial Statements

The Company’s disclosure in Note 12, “Difference Between Canadian and United States Generally Accepted Accounting Principles” for the year ended 30 April 2008 has been restated to reflect the capitalization of $173,650 of mineral property acquisition costs under US GAAP which were previously expensed.  This has resulted in a decrease in loss and comprehensive loss and deficit under US GAAP for the year ended 30 April 2008 of $173,650.

APPENDIX II

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting should include those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including Harry Barr, our President and Chief Executive officer, and Robert Guanzon, our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the date of this annual report.

Based on their evaluation of our controls, Harry Barr, our President and Chief Executive officer, and Robert Guanzon, our Chief Financial Officer, have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in internal control over financial reporting

There were no changes in our internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Changes in Internal Controls

Based on the evaluation as at the date of this annual report, Harry Barr, our President and Chief Executive officer, and Robert Guanzon, our Chief Financial Officer have concluded that there were no significant changes in our internal controls over financial reporting or in any other areas that could significantly affect our internal controls subsequent to the date of this most recent evaluation, including corrective actions with regard to significant deficiencies and material weaknesses.

APPENDIX III

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Harry Barr, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 28, 2008

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr, President & Chief Executive Officer

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

c)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 28, 2008

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

___________________________________

Robert Guanzon, Chief Financial Officer

APPENDIX IV

D.

Property, Plants, and Equipment

ONTARIO, CANADA

(I)

River Valley Farm-In and Joint Venture Project

Property Description and Location

N
S
W
E
Lake Temagami
Maskinonge Lake
Wanapitei Lake
River Valley Project
River Valley
144
64
Whitewater Lake
Sudbury
17
Kelley Lake
17
69
Nepewassi Lake
Sturgeon Falls
0
4
8
16
Kilometers
River Valley Project
Pacific North West Capital / Anglo Platinum
PACIFIC NORTH WEST
ANGLO PLATINUM

Ownership

By agreement dated July 14, 1999, the Company granted to Kaymin, a wholly owned subsidiary of Anglo Platinum, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.  As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2008, $Nil, (2007 - $101,165), is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

a)

River Valley Property.  By an agreement dated January 15, 1999 and amended March 11, 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration the Company issued 600,000 common shares over four years and made cash payments of $265,000 to the optionors.

The property is subject to a total 3% NSR.  The Company can purchase up to 2% of the NSR from the vendors for $2,000,000.  Under the joint venture with Kaymin, both PFN and Kaymin hold a 50% interest in these claims.

In addition to the River Valley Property, the Company holds various other properties that together comprise the River Valley Joint Venture property as follows:

b)

Goldwright Property.  By agreement dated June 30, 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by May 31, 2001.  Certain of the above claims are subject to a 2% NSR.

c)

Frontier Property.  The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

d)

Washagami Lake Property consists of 16 unpatented mining claim units (256 ha) located in the Janes Township, Sudbury Mining District, Ontario immediately south of the Frontier property.

The Company entered into an Option to Purchase agreement dated February 23, 1999, as amended, whereby the Company could earn a 100% interest by making cash payments of $28,200.  The Company has made these payments and holds a 100% ownership interest in the property.

The property is subject to a 2% NSR. There are no plans to expend monies on this portion of the property at this time.

e)

Razor Property.  The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

f)

Western Front Property.  By agreement dated November 16, 2001, the Company has acquired a 70% interest in certain mineral claims from a company (the Optionor) that previously had certain directors in common.  As consideration the Company, paid $55,000 and issued 20,000 common shares to the Optionors. In addition an exploration expenditure of $50,000 was completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

Property Location and Access

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario.  The coordinates of the centre of the property are approximately 555356mE and 5172290mN (UTM zone 17, NAD 27).

The River Valley property claim group consists of 333 unpatented mining claim units that cover 14,055 acres.  The majority of the claims are located in Dana Township, with 4 of the 30 blocks located immediately to the north in Pardo Township.  The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township.  Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

The property is road accessible.

The claims have been legally surveyed, and the final lease approval is being reviewed by the different Ontario government Ministries.

In May 2004, Anglo Platinum approved a $3.0 million exploration budget which was used to fund a minimum 20,740 metre drill and surface exploration program aimed at increasing the existing River Valley property Resource Estimate.

To the best of PFN’s knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the Ontario Ministry of Natural Resources.  For the future drilling phases a more elaborate permit may be required, but to PFN’s knowledge there is no impediment to receiving one.

Expiration Date of Claims

Township/Area	Claim Number	Claim Due Date	# of Units
DANA	1227988	2011-Oct-19	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	6	LBO
DANA	1229380	2009-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN
DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN

DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2009-Apr-08	16	PFN
PARDO	3017060	2009-Apr-08	16	PFN
PARDO	3017061	2009-Apr-08	16	PFN
PARDO	3017062	2009-Apr-08	16	PFN
PARDO	3017085	2009-Apr-08	16	PFN
DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	9	RAZOR
JANES	1231107	2012-Dec-17	6	Western Front
JANES	1235822	2012-Dec-17	12	Western Front
JANES	1235888	2012-Dec-17	12	Western Front
JANES	1235889	2012-Dec-17	16	Western Front
JANES	1235891	2012-Dec-17	7	Western Front
JANES	1235892	2012-Dec-17	16	Western Front
JANES	1235893	2012-Dec-17	7	Western Front
JANES	1235894	2012-Dec-17	9	Western Front
JANES	1235896	2012-Dec-17	2	Western Front
DANA	1246498	2012-Jan-12	8	Western Front
JANES	1229744	2008-Dec-09	16	Washagami

Accessibility, Climate, Local Resources Infrastructure and Physiography

Accessibility

The River Valley property lies within Dana, Pardo Janes and McWilliams Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario.

The following “italicized text” has been excerpted from technical reports entitled "Review of Exploration Results River Valley property & Agnew property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 which was completed by Derry, Michener, Booth & Wahl Consultants Limited and “Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM property, Ontario for Pacific North West Capital Corp (as of September 26, 2001) dated October 15, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.), and a “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

Climate and Local Resources

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes.  Other than over small lakes drilling and geophysical surveys can be carried out year round from skidder roads.  Drilling water is sufficient.  Surface bedrock exploration can be done for about 7-8 months of the year.  An environmental base line study has not been necessary to date.

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration work.

Physiography

The property lies at a mean elevation of about 325 metres ASL. Relief is moderate and typical of upland Precambrian Shield topography.  The eastern part around Azen Creek is lower and marshy.  Forest cover is mainly poplar with about 25-33% white pine regrowth.

Outcrop exposure on the property is limited to about 20% with the remaining areas covered mostly by a thin (<1 m) veneer of glacial till; locally gravel, outwash sand and silt reach 10’s of metres in thickness.  Most of the area around the Dana Lake and Azen Creek areas has been logged within the past 10 years and new logging took place in the Azen Creek Area during the summer of 2000.

History and Previous Work

Introduction

In 1973, the Province of Ontario placed more than 110 Townships in a withdrawn area referred to as the “Temagami Land Caution” – this region was excluded from any type of resource exploration and/or development until June 1996.  The River Valley Property was covered by this withdrawn area and as a result, most of the River Valley Intrusion was never explored for its PGM-Cu-Ni potential.

The earliest recorded work on the River Valley property was by Kennco Explorations (Canada) Ltd. in 1968, at which time they conducted an airborne Mag-EM survey over Janes, Davis, Henry and Dana Townships.

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of mineralization in the Dana Lake and Azen Creek areas.

Property Geology

Geological Setting

Regional Geology

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP)

Local Geology

The RVI covers more than 100 km2 and lies adjacent to, and straddles the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ).  The GFTZ represents a complex zone, several kilometres wide and consisting of generally southeast-dipping imbricate thrust faults.  In the area of the River Valley property, the GFTZ is located along the westernmost edge of the claims where it is represented by a system of eastward-dipping (10-25°) thrust faults.  This fault system separates the intrusive rocks of the RVI from younger sedimentary and intrusive rocks of the Huronian Supergroup (includes Nipissing Diabase).  It is likely that intrusive rocks of the RVI interdigitated within Huronian rocks along the fault-bound western contact.

Within Pardo Township, a north-trending apophysis of the RVI appears to be in fault contact with older (Archean Superior Province) mylonitic granitic rocks.  In Dana Township the western boundary is in fault contact with rocks of the Southern Province, and the eastern and northern boundaries are in igneous contact with Archean migmatite and paragneiss of the Superior Province.  The eastern and northern boundaries were previously mapped as being in contact with rocks of the Grenville Province (cf. Lumbers, 1973).

The RVI can be separated into two main areas on the basis of structural coherence and preservation of primary igneous features such as contacts and layering.  The eastern part of the RVI, located primarily in Dana and Crerar Townships, is represented by the best preserved portions of the intrusion and as such the most prospective areas for discovery.  PFN’s River Valley property covers about 40% of this area including about 10 km of highly prospective northern igneous contact.  Further to the west, in Henry, Janes, Loughrin, Street and Awrey Townships, the geology of the western part of the RVI is complicated by the effects of Grenville metamorphism.  In this area the rocks are attenuated, folded and structurally modified such that most of the primary features are absent.

Property Geology

The River Valley property as mapped by PFN, includes three main mineralized areas with anomalous PGM-Cu-Ni sulphide mineralization: the Dana Lake Area, Lismer’s Ridge, and Azen Creek Area.

The Dana Lake Area of the River Valley property lies within a north-trending portion of the River Valley Intrusion (RVI). This region of the RVI likely represents an offshoot of the main intrusive body and appears to be an up-thrust and rotated portion of the intrusion.  In its current position, the Dana Lake Area represents a lower stratigraphic position in the intrusion that is now oriented sub-vertical relative to its original, near-horizontal position.  The basal contact of the intrusion undulates in both the horizontal and vertical direction and this undulation is probably a primary igneous contact feature.  However, the area has been structurally disturbed with evidence for dip-slip, strike-slip and rotational displacement on the centimetre to metre scale.  Steeply dipping (>80°), decimetre- to metre-scale, modally layered rocks of the River Valley intrusion overly the contact-related, mineralized breccia unit and are truncated along the western edge of the intrusion by the Grenville Front Fault.

Located about 1.3 km southeast of the Dana Lake Area, Lismer’s Ridge appears to be located within a similar geological setting to that of the Dana Lake Area with the major geological units dipping steeply (70-90°) to the southwest.  However, unlike the Dana Lake Area, a much thicker stratigraphic section exists above (south to southwest) the mineralized breccia unit.  In contrast to the Dana Lake Area, the rocks that are exposed at Lismer’s Ridge are generally more foliated and contain a higher proportion of chlorite-actinolite.

The Azen Creek Area, located about 6 km southeast of the Dana Lake Area appears to be situated stratigraphically higher (south) in the intrusion than the mineralized breccia at the Dana Lake Area and at Lismer’s Ridge.  In general, the rocks of the RVI in this area appear to dip shallowly (<60°) toward the south-southeast.

Exploration - Current and Future

In 1999, Pacific North West Capital Corp. (PFN) optioned the Luhta, Bailey and Orchard claims and with joint-venture partners Anglo American Platinum Corporation Ltd. (Amplats) subsequently completed an approximately $350,000 surface exploration program. An exploration  program consisting of detailed and regional work was undertaken and samples were assayed for PGE, Ni, Cu and Au.

In 2000, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. completed an approximately $1,650,000 Phase II surface exploration program which included an expansion of the previously completed detailed and regional work, geological mapping and sampling. In addition geophysical surveys were undertaken which included both induced polarization and magnetometer surveys. A total of 6778 metres of diamond drilling was undertaken in three phases. A total of 40 holes were completed with the majority of holes being drilled in the Dana Lake area. Samples were assayed for for Au, Pt, Pd, Ni, Cu and selected ones for Rh and 30 element ICP analysis was carried out on many of the samples.

Following consultation with Anglo Platinum, a $2 million CDN Phase IV exploration program was implemented for the project budget year November 1, 2000 - October 31, 2001. The majority of the program was focused on drilling and   targeted the Dana North, Dana South and Lismer's Ridge Zones.

The majority of the exploration work conducted in 2002 and 2003 was drilling. Please see the drilling section of this annual report for a continued discussion of Exploration History for exploration conducted in the ensuing years. PFN believes that the data generated from the work conducted on its property to be reliable.   The 2004/2005 program consisted of additional drilling in conjunction with surface mapping and sampling.

In 2005-2006 (Phase 8), additional mapping and drilling was carried out.  In 2006 and 2007 (Phase 9), further mapping was completed.

Mineralization

The River Valley project includes three main areas of PGM-Cu-Ni sulphide mineralization: Dana Lake Area, Lismer’s Ridge, and Azen Creek. Dana Lake, located within the northwest corner of the claim group, consists of 7 main areas from north to southThese seven zones of PGM-Cu-Ni mineralization extend intermittently over a strike length of >900 m.  The first six are now combined as Dana North Zone and seventh as Dana South Zone.  At Lismer’s Ridge, surface mineralization is intermittently exposed over a NW-SE strike length of greater than 800 m, where it occurs within a similar geological environment to the Dana Lake Area.

At the Azen Creek Area, located about 6 km southeast of the Dana Lake Area, breccia-hosted mineralization is exposed in outcrop, located about 200 m south of the intrusive contact.

Exploration of the River Valley property from 1999 to 2001 has shown that PGM mineralization (Pt+Pd+Au±Rh) exceeding 200 ppb PGE occurs extensively within a sequence of felsic to mafic magmatic breccias and fragment-bearing units that have been intermittently exposed and drill-tested along a prospective +10 km long intrusive contact.

The following italicized text was excerpted from a report entitled, “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.  In March 2006, The mineral resources table was updated by Mr Ron Simpson of GeoSim services.  Mr Simpson was responsible for the calculation of the resources estimate in the Derry Mitchener and Wahl report.  The March 2006 report included all of the drill holes from the phase 7 program.

Drilling

Drilling of 416 holes, totalling 83,838 metres, was been carried out in six phases between February 28, 2000 and April 30, 2004.

NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phases I-IV.  Bradley Bros. Drilling of Noranda was used for Phase V and VI.  All core produced was of NQ diameter.

Phase I to V and early Phase VI drilling was focussed primarily on the Dana Lake and the Lismer’s Ridge Area.  Phase VI drilling was later expanded to include several new zones in the central and south-eastern parts of the property including the Varley area.

A summary of each phase of drilling is as follows:

Phase I:  This was completed between February 28 and March 19, 2000.  It consisted of 2000 metres in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.

Phase II:  This was completed between June 12 and July 18, 2000.  2820.8 metres were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.

Phase III:  This was completed between September 6 and 25, 2000 and consisted of 1958.50 metres in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer’s Ridge.

Phase IV:  31 drill holes were completed between February 1 and March 22, 2001 when the program was temporarily shut down for data consolidation.  The program resumed May 14th and 67 more holes were completed by July 25th.  Assay results for the last 14 holes of the total of 98 holes (16012.44 metres) were released September 26, 2001.  This program was designed to increase drill density on the Dana North, Dana South and Lismer’s Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

Phase V: A total of 43 holes were completed on Dana South and Lismer’s Ridge between February 28,2002 and March 2, 2002 in the first stage.  The program resumed on April 22,2002 and 33 additional holes were completed by July 16, 2002. A total of 7 holes (1302 metres) were drilled in an initial test of the Banshee Zone, located about 600 metres south of the Dana Lake South Zone.

Phase VI: A total of 107 holes were completed at Dana Lake and Lismer’s Ridge between November 7, 2002 and June 26, 2003. Total metres drilled amounted to 25,365. Phase VI drilling continued elsewhere on the property until May, 2004

Phase VII: A total of 103 holes were completed in the Pardo, Banshee, Lismer Extension, Lismer, Casson, Drop, Varley, Azen South, Azen North and Jackson Flats areas. Drilling in these areas was largely reconnaissance in nature and based on the sampling, mapping and geophysical surveys carried out on the property during the Phase VII exploration program, and resulted in the discovery of the zones outlined.

Phase VIII (2005):  A program of detailed surface mapping was undertaken across the eastern half of the property, and followed up by drill holes to test the RVI stratgraphy.

Phase IX (2006):  A further program of detailed surface mapping and detail sampling was carried out on the western and southern portions of the property to further define geological features of interest to define future drill  targets.

Phase X (2007):  Surface mapping and detailed sampling will continue in the southwestern portions of the property to define future drill targets.

Sampling and Analysis

A rigorous program of sampling and analysis was undertaken. The core samples are taken continuously from drilling at widths with a maximum of 1.0 metres. The samples taken are based on the following criteria, geology and sulphide content. In  cases where mineralised is non existent or weakly mineralised the sample interval is increased to 1.5 metres. In general core recovery is excellent with recoveries on average exceeding 95%.

“At XRAL laboratory all shipments are unpacked and arranged in numeric order.  All drill core samples are first crushed such that 90% of the sample passes a -10 mesh (coarse) screen; all crushed rejects are stored for the client.  The crushing equipment is cleaned with air and/or a brush between samples.  After crushing, a 500g riffle-split sample is collected and pulverized such that 90% passes a -200 mesh (74μm openings) screen.  As before, all equipment is cleaned with air and/or brush between samples.  A 30g sample is then taken from this fine-grained pulp material.

Core samples are analyzed for Pt-Pd-Au using standard lead fire assay, followed by dissolution with aqua regia, and measurement with an ICP finish.  Lower limits of detection (30g sample) are 1ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb for Au-Pt-Pd by ICP.  Concentrations of Cu-Ni are determined by aqua regia / ICP methods and generally have lower limits of detection of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 10,000 ppm (1%).”

Security of Samples

Samples are logged initially in the field by a field geologist and secured for transport and driven to the PFN core shack.  The core is then logged by a geologist and the data is entered into a drill core logging program.  The core is cut in even sections and then rinsed to remove any excess material. Half of the core is placed in a plastic bag with a tag to be sent for assay.. The samples are trucked to X-Ral Labs, Mississauga, Ontario for preparation and then shipped to XRAL Labs in

Rouyn- Noranda, where they are assayed for Pt, Pd, Au, Cu, and Ni; from time to time a limited number of specified samples are analyzed for Rh.

The remaining section is placed into a core box and is duly tagged as well. The outside of the core box has metal tag stapled to it which indicates the hole number and meter interval.  Lids are then strapped tightl closed  and then are stored at the core storage compound located on the grounds of the Fielding Road core shack; the main building itself is secured via a monitored alarm system (motion and door detectors).”

DMBW observed the core handling and transportation from the field to the secure core shack and fenced compound, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is also reviewed by Anglo Platinum personnel who visit the property periodically and provide insight into interpretation and drill targets.

Non-Reserve Mineral Resource Estimation – Mineral Deposits

Definitions

The terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource” and “cut-off grade” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

Cut-off Grade

The cut-off grade is the lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit. In the subsequent summary of resources, the cut-off grade used for reporting block model statistics within mineralized zone constraints is a combined Pt+Pd grade. The resources within each zone are reported for cut-off grades of 0.7 g/t Pt+Pd and 1.0 g/t Pt+Pd.  The lower cut-off grade of 0.7 g/t Pt+Pd is based on historical resource estimates for the Lac des Iles Mine, which is the only active Pt/Pd producer in Canada. In the resource estimates, no allowance has been made for the respective precious metal prices, or recoveries.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Measured and Indicated Resources

The following is a summary of the March 2006 Measured and Indicated Resources update, prepared by Geosim Services Inc.:

•

Table 1: Measured and Indicated Resources of 30.5 million tonnes with grades of 0.97 g/t palladium (Pd) 0.34 g/t platinum (Pt) and 0.061g/t gold (Au), using a cut off grade of 0.7 g/t Pt+Pd

•

Table 2: Higher Grade Measured and Indicated Resources of 19.3 million tonnes with grades of 1.18 g/t palladium (Pd) 0.39 g/t platinum (Pt) and 0.07 g/t gold (Au), using a cut off grade of 1.0 g/t Pt+Pd

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured resources” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 1: 2006 River Valley Updated Measured and Indicated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401
Lismer North	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788

Indicated Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285

Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204

Measured + Indicated Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured resources” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 2: 2006 River Valley Updated Measured and Indicated Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)

Measured Resource

DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449
Lismer North	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506

Measured and Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646

Inferred Resources

The following is a summary of the March 2006 inferred resource update, prepared by Geosim Services Inc.:

•

Table 3: Inferred Resource of 2.3 million tonnes with grades of 0.87g/t palladium (Pd), 0.31g/t platinum (Pt) and 0.05 g/t Gold (Au), using a cut off grade of 0.7 g/t Pt+Pd.

•

Table 4: Higher Grade Inferred Resources 881,000 tonnes with grades of 1.36 g/t palladium (Pd), 0.46 g/t platinum (Pt) and 0.07 g/t Gold (Au), using a cut off grade of 1.0 g/t Pt+Pd.

Cautionary Note to US Investors concerning estimates of Inferred Resources.  This section uses the terms “inferred resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or will ever be converted into reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 3: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235

Table 4: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147
Lismer's Ridge	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894

The new resource estimates include results from the North Lismer and Varley zones not included in previous resource estimates.

Resource estimation was constrained by 3 dimensional solid models using Surpac© Vision software, developed from geological and analytical data.  Block estimation was carried out by ordinary kriging and inverse distance to the third power using 2 metre downhole composites.  For the North Lismer model, one high outlier was capped at 3 g/5 Pt and 9 g/t Pd and for Varley, one high assay interval was capped at 10 g/t Pd prior to compositing.

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN.  Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31, 2005 (86,557 metres of drilling and 422 drill holes).

(No allowance for the respective precious metal prices or recoveries has been made in the foregoing resource estimates).

Exploration

A Phase 7 exploration program was completed on the property during 2004 and mid 2005. The program completed 20,740 metres of diamond drilling, metallurgical testing and the collection of a 40 tonne bulk sample for metallurgical testing on the Dana North and Dana South Zones. The budget was set at $3.0 million dollars.

In the Phase 7 program particular emphasis was placed on expanding targets identified by reconnaissance drilling, geophysics, and geological mapping especially along the northern contact of the intrusive. The known platinum, palladium mineralization has been identified within the contact breccia zone over a strike length in excess of 15 kilometers. The mineral resource estimates have been primarily concentrated in the Dana Lake and Lismer’s Ridge Zones over a 3 kilometer strike length.

In 2005 a $1.5 million budget (Phase 8) was approved by the joint venture. The program included the processing of the bulk sample at Anglo Platinum’s facilities in South Africa, and additional surface detailed mapping and geophysical work.  A series of drill holes were completed at the end of 2005 to test geological interpretations for the mapping programs.  A series of these drill holes located south of the Azen zone intercepted mineralized breccias and horizons within the River Valley Intrusive.

In 2006 the joint venture has authorized a further $1.1 million (phase 9) lease survey and mapping program to determine the controls on mineralization within the intrusive complex.   At the end of 2006 it is expected that the JV will be in a position to receive a lease on the property from the Ontario Government.

Exploration programs completed on the property during 2007 were directed towards evaluating the potential of PGE mineralization within central portion of the River Valley Intrusive. The programs of prospecting, geological mapping, stripping, and channel sampling were designed to determine the continuity of indicated surface mineralization. The leasing process of the property continued.  The budget was set at 525,000 dollars.

(III)

West Timmins Nickel Project

Ownership

By agreement dated October 28, 2004, as amended September 27, 2006 and April 7, 2008, the Company may earn up to a 100% interest in the West Timmins Nickel Project from Xstrata Nickel (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario, and consists of 1682 claim units (67,300 acres).

West Timmins Project
N
Xstrata
Montcalm Mine
Land Position
Kidd Creek
Metallurgical Complex
Timmins
11
655
101
101
144
0
8
16
Kilometers
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Under the agreement, PFN may earn up to a 100% interest in the West Timmins Project.  In order to vest with a 100% interest in the Project, PFN will need to spend $4 million over a five (5) year period.  Xstrata Nickel will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Xstrata Nickel, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Xstrata Nickel may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20 million expenditures on the property.  Under the agreement PFN acts as Project Operator.

Minimum aggregate exploration expenditures of $4 million was to be completed by December 31, 2008.  This commitment has been extended to December 31, 2009 to complete additional exploration programs as follows:

On or before December 31, 2005	(completed)	$750,000
On or before December 31, 2006	(completed)	$1,500,000
On or before December 31, 2007	(completed)	$2,500,000
On or before December 31, 2009	(3,093,967 incurred)	$4,000,000

The Company’s exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to airborne geophysical surveys completed in late 2004, a detailed compilation of the historical work in the Montcalm Intrusive Complex was completed and has been used to help evaluate and prioritize conductors identified by the AeroTEM survey. In cooperation with Falconbridge, seven priority conductor anomalies have been identified based on geophysical responses, relation to the Montcalm deposit, geological settings and previous work over the conductors.

Follow up linecutting and EM surveys were initiated.  Drill testing of the stronger geophysical and geochemical targets was carried out in early 2006.  The most significant drill results were received in an area 5km southwest of the Montcalm mine, where large zones of sulphide mineralization were intersected in an intrusive breccia.  Trace nickel and copper mineralization was intersected in parts of the zone.  PFN initiated a deep penetrating program of geophysical surveys to cover the extensive area between the successful drill holes and the mine area, and Xstrata agreed to continue the surveys on and over the mine on their property.  The surveys were laid out to look for sulphide mineral zones at depth associated with magnetic anomalies identified from the AeroTEM survey.

The Company has fulfilled the requirements of years 1, 2 & 3 of the property option with the current work programs. Drill and geophysical programs in progress will test magnetic and related conductive targets south of the Montcalm Mine.

During the year, diamond drill programs tested deep and shallow geophysical targets across the property.  New deep penetrating EM surveys have begun to evaluate favorable geological stratigraphy.  Any defined conductors will be drilled later in 2008.

Subsequent to year end, the Company allowed certain claims to lapse.  At the date of this annual report, the property currently consists of 1315 claim units (52,600 acres).

(IV)

Raglan Hills (formerly South Renfrew)

Ownership

The Company staked 6 claims (64 units – 2500 acres) in Raglan Township within the Raglan meta-gabbro complex in June, 2006.  The Company has 100% interest in the ground which is in good standing to 2009.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155 meters long and 6 to 15 meters wide.  Reconnaissance prospecting sampling and geochemical soil programs have been initiated over the property as well as the historical showing areas. Additional reconnaissance field work is planned to evaluate the remaining parts of the property.

During the year, the Company entered into a joint venture agreement with First Nickel Inc. to evaluate the claims as well as their adjoining claims (108 units or 4,250 acres) as one property.  Each company will participate in working the property as a 50:50 joint venture.  Expenditures and programs on the project will be determined by an annual joint management committee meeting.

SASKATCHEWAN, CANADA

(I)

Nickel Plats Project

By agreement dated April 30, 2007, the Company can acquire, from Diamond Hunter Ltd. a 100% interest in the property, by committing up to $750,000 of exploration expenditures in three instalments over a three year period; make a total cash payment of up to $90,000 in four installments in a two year period, and issue a total of up to 300,000 common shares over a three year period.  Upon the Company vesting with 100% interest in the Property, the Optionor shall retain 2% NSR.  The Company shall have the right to purchase a 1% NSR from the Optionor for $750,000. Advanced Royalty payments to the Optionor of $40,000 may be paid in a year for 3 years for a total of up to $120,000.  The Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued/ completed)	30,000	75,000	200,000
On or before 30 April 2009		30,000	75,000	250,000
On or before 30 April 2010		-	75,000	300,000
On or before 30 April 2011		40,000	-	-
On or before 30 April 2012		40,000	-	-
On or before 30 April 2013		40,000	-	-
Total		$210,000	300,000	$750,000

The Company’s objective is to update the geological model, bring the initial resource to a 43-101 compliant status.  This is an ongoing program to confirm the mineral resource.  The area around the Nickel Plats Property has been flown with an EM and magnetic system to help evaluate the ground and define targets for acquisition as well as drilling.  This survey data is being evaluated.

During the year, the project was evaluated and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the the known mineralization and other targets that are developed from the work.  Five mineral claims (123,000 acres) were staked around the Nickel Plat Project as well as in the vicinity.   An airbourne is planned for early 2008 to cover the properties.

N
0
4
Kilometers
N
Gochager
Lake
RESOURCE (NON-43-101)
1968: 4.26 M Tons
@0.30%Ni + 0.08%Cu
1990: 1.70 M Tons
@0.74% Ni+Cu
Saskatchewan
La Ronge
Prince
Albert
Saskatoon
Regina
La Ronge
Legend
PFN Options
PFN Staked
0
8
16
Kilometers
PACIFIC NORTH WEST
CAPITAL CORP.
PROPERTY LOCATION
MAP

Labrador Nickel Project

The Company acquired three Mineral Licenses (774 units or 47,444 acres) some 60 kilometers north of the Voisey Bay copper-nickel deposit in the Province of Newfoundland and Labrador.  The properties tie onto the Benton Resources and Teck Cominco block who are exploring the Kingurutik Lake area.  A compilation of the area was carried out but no programs are planned for 2008.

Subsequent to year end, the Company allowed these claims to lapse.